FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2010

Commission File Number: 1-33659

COSAN LIMITED
(Translation of registrant’s name into English)

Av. Juscelino Kubitschek, 1726 – 6th floor
São Paulo, SP 04543-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

COSAN LIMITED

Item
1.	Notice to the Market dated October 23, 2010

COSAN S.A. INDÚSTRIA E COMÉRCIO CNPJ/MF nº 50.746.577/0001-15 NIRE 35.300.177.045 Public Company	COSAN LIMITED BDR Issuer CNPJ/MF nº 08.887.330/0001-52

Notice to the Market

COSAN S.A. INDÚSTRIA E COMÉRCIO (Bovespa:CSAN3) and COSAN LIMITED (Bovespa:CZLT11 and NYSE:CZZ), - (“Cosan” or the “Company”), hereby announce the Preview of 2Q’11 results, which includes the Company's preliminary revenues, prices and sales volumes for the period. The figures are unaudited and subject to review by the auditors.

Net Revenues of R$4.7 billion in 2Q'11

Cosan's net revenue totaled R$4.7 billion in 2Q'11, representing an increase of 32.1% when compared with the same quarter from the previous year.

2Q'10	2Q'11	Sales Composition (R$MM)	YTD'10	YTD'11
3,575.3	4,723.1	Net Operating Revenue	7,141.3	8,722.8
1,212.3	1,758.5	CAA	2,417.4	3,032.1
775.6	1,107.0	Sugar Revenue	1,450.0	1,936.4
278.9	338.3	Local	438.8	648.3
496.7	768.7	Export	1,011.2	1,288.1
327.8	532.4	Ethanol Revenue	807.2	889.3
212.9	453.4	Local	526.9	760.1
114.9	79.0	Export	280.3	129.2
39.1	79.3	Energy Cogeneration	63.2	132.7
69.8	39.7	Other Products and Services	97.0	73.9
43.0	144.6	Rumo	82.2	249.9
41.3	43.2	Loading	79.5	78.2
1.6	101.3	Transportation	2.7	171.7
2,412.1	3,017.0	CCL	4,856.7	5,798.7
2,223.2	2,795.7	Fuels Revenue	4,498.7	5,354.8
189.9	203.2	Ethanol	345.8	373.0
912.1	1,102.8	Gasoline	1,799.9	2,177.5
1,094.4	1,467.0	Diesel	2,172.8	2,758.5
26.8	22.7	Other	180.2	45.7
170.9	204.6	Lubes Revenue - CCL	321.2	406.3
18.0	16.7	Other Revenue - CCL	36.8	37.6
(91.9)	(197.0)	Eliminations from Consolidation	(215.0)	(358.0)

1. Cosan Açúcar e Álcool - CAA

A. Net Revenue

Sugar net revenue amounted R$1,107.0 million in 2Q’11, an increase of 42.7% from 2Q'10.

Ethanol net revenue totaled R$532.4 million in 2Q’11, 62.4% higher than 2Q’10.

Cogeneration net revenue invoiced R$79.3 million in 2Q’11, an increase of 102.8% compared to 2Q’10.

2Q'10	2Q'11	Volume Sold	YTD'10	YTD'11
1,101.1	1,372.4	Sugar (thousand tonnes)	2,089.6	2,304.8
322.5	360.8	Local	491.8	658.2
778.6	1,011.6	Export	1,597.8	1,646.6
450.7	639.3	Ethanol (million liters)	1,207.4	1,093.7
285.0	543.1	Local	797.7	948.2
165.6	96.2	Export	409.7	145.5
223.7	551.9	Energy ( '000 MWh)	355.5	853.7
2Q'10	2Q'11	Average Unit Price	YTD'10	YTD'11
704.4	806.6	Sugar (R$/ton)	693.9	840.1
864.9	937.6	Local	892.3	984.9
637.9	759.9	Export	632.9	782.3
727.3	832.8	Ethanol (R$/thousand liters)	668.6	813.1
746.9	834.8	Local	660.5	801.6
693.6	821.8	Export	684.3	887.8
174.7	143.8	Energy (R$/MWh)	177.8	155.4

B. Cost of Goods Sold

In this quarter, sugar and ethanol costs were influenced mostly by: (i) the increase of TSR prices according to the Consecana formula, which defines the compensation of suppliers and land leases, which increased from R$0.2996 / kg of TSR in 6M'10 to R$0.3524 / kg the same period for 2011 (ii) reversion of R$23.0 million of provision for the realization at market prices of ethanol inventories.

2. Rumo Logística

Rumo Logística net revenue amounted R$144.6 million in 2Q’11, 236.3% higher than 2Q’10.

Loading service revenue amounted R$43.2 million and transportation service summed R$101.3 million in the quarter, due to the transportation agreement between Rumo and ALL.

2Q'10	2Q'11	Rumo Logística	YTD'10	YTD'11
		Volume (thousand tonnes)
2,501.0	2,521.0	Loading	4,585.0	4,786.0
		Price (R$/ton)
16.5	17.2	Loading	17.3	16.4

3. Cosan Combustíveis e Lubrificantes - CCL

Sales revenue from the fuel distribution division amounted R$2.8 billion in 2Q’11, 25.8% higher than 2Q’10.

Lubricants sales revenue totaled R$204.6 million in 2Q’11, representing an increase of 19.7% compared to 2Q’10.

2Q'10	2Q'11	Volume Sold	YTD'10	YTD'11
1,318.2	1,622.9	Fuels (million of liters)	2,740.3	3,061.2
224.7	216.0	Ethanol	426.3	404.9
418.9	498.4	Gasoline	830.8	987.9
638.5	876.0	Diesel	1,277.5	1,603.5
36.1	32.5	Other	205.6	64.8
34.4	42.5	Lubricants (million of liters)	64.0	85.4

2Q'10	2Q'11	Average Unit Price	YTD'10	YTD'11
1,686.5	1,722.7	Fuels (R$/thousand liters)	1,641.7	1,749.3
845.3	940.8	Ethanol	811.1	921.2
2,177.3	2,212.5	Gasoline	2,166.5	2,204.1
1,713.9	1,674.7	Diesel	1,700.8	1,720.3
741.3	697.9	Other	876.3	706.0
4,967.9	4,812.3	Lubricants (R$/thousand liters)	5,015.4	4,759.0

Earnings Release

The Company also announces that it will disclose its results for the 2Q’11 after the market closes on November 10th. In line with best practices for corporate governance and fair disclosure, Cosan Ltd. and Cosan S.A. begin their quiet period on October 23rd, which will end immediately after the conference calls held on November 11th, 2010.

São Paulo, October 23rd, 2010

Marcelo Martins
Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COSAN LIMITED

Date:	October 25, 2010	By:	/s/ Marcelo Eduardo Martins
			Name:	Marcelo Eduardo Martins
			Title:	Chief Financial Officer and Investor Relations Officer